Filed by Cowen Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: LaBranche & Co Inc.

Cowen Group, Inc. Presentation on the Proposed Combination of Cowen Group, Inc. and LaBranche & Co. Inc. April 2011 CONFIDENTIAL

 Disclaimer - Important Information For Investors And Stockholders A. INVESTMENT BANKING CONFIDENTIAL This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction involving Cowen Group, Inc. (“Cowen”) and LaBranche & Co Inc. (“LaBranche”), Cowen has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Cowen and LaBranche and that also constitutes a prospectus of Cowen. Cowen and LaBranche will each mail the final joint proxy statement/prospectus to its respective stockholders. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Cowen, LaBranche and the proposed transaction. Investors and security holders may obtain these documents (including the preliminary joint proxy statement/prospectus and any other documents filed by Cowen or LaBranche with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Cowen may be obtained free of charge by directing such request to: Investor Relations, 599 Lexington Avenue, New York, NY 10022 or from Cowen’s Investor Relations page on its corporate website at www.cowen.com and the documents filed with the SEC by LaBranche be obtained free of charge by directing such request to: Investor Relations, 33 Whitehall Street, New York, NY 10004 or from LaBranche’s Investor Relations page on its corporate website at www.labranche.com The directors, executive officers, and certain other members of management and employees of each of Cowen and LaBranche may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Cowen and from the stockholders of LaBranche, respectively. Information about the executive officers and directors of Cowen is set forth in the proxy statement for Cowen’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2010 and information about the executive officers and directors of LaBranche is set forth in the proxy statement for LaBranche’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010.

 Cautionary Notice Regarding Forward-Looking Statements A. INVESTMENT BANKING CONFIDENTIAL This presentation contains a number of forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect LaBranche’s and Cowen’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Consequently, all forward-looking statements made in this presentation are qualified by those risks, uncertainties and other factors. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; (2) the outcome of any legal proceedings that have been or may be instituted against LaBranche, Cowen or others following announcement of the proposed transaction; (3) the inability to complete the proposed transaction due to the failure to obtain the required stockholder approvals; (4) the inability to obtain necessary regulatory approvals required to complete the proposed transaction; (5) the risk that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the announcement and consummation of the proposed transaction; (6) the ability to recognize the anticipated benefits of the combination of LaBranche and Cowen, including potential cost savings; and (7) the possibility that LaBranche or Cowen may be adversely affected by other economic, business, and/or competitive factors. Additional information concerning these and other risk factors is contained in the preliminary joint proxy statement/prospectus, as well as Cowen’s and LaBranche’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, as such filings may be amended from time to time. Except for the ongoing obligations of Cowen and LaBranche to disclose material information under the federal securities laws, neither Cowen nor LaBranche undertakes any obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law. Actual results may differ materially and reported results should not be considered an indication of future performance.

Transaction Highlights Exchange Ratio Fixed Ratio of 0.9980 COWN Class A Common Stock for each share of LAB Common Stock Implied 16% premium LAB closing price on 2/16/11 Ownership 64.9% Cowen / 35.1% LaBranche 66.2% Cowen / 33.8% LaBranche (fully diluted) Accretion Expected to be accretive in 2012 Synergies Expected $15 million in expense reductions in the first year by combining headquarters and eliminating duplicative operations Board of Directors 7 Cowen Directors / 2 LaBranche Directors (Michael LaBranche and Wendy Dietze) Peter A. Cohen, Chairman Management Team Peter A. Cohen, Chairman and Chief Executive Officer Jeffrey M. Solomon, Chief Operating Officer and Head of Investment Banking Thomas W. Strauss, Chief Executive Officer and President of Ramius Morgan B. Stark, Chairman of Ramius Alternative Investments and Head of Macro Trading Strategy Michael Boxer, Head of Real Estate John O’Donoghue, Head of Equities Barry Tarasoff, Director of Research Steve Lasota, Chief Financial Officer Owen Littman, General Counsel John Holmes, Chief Administrative Officer Company Name Cowen Group, Inc. Headquarters New York, New York Transaction Close Expected Second Quarter or Early Third Quarter of 2011 A Compelling Strategic Combination to Create Shareholder Value CONFIDENTIAL 1

Compelling Strategic Combination Well-Positioned, Sector-Focused Sales and Trading Business The merger provides more product breadth to an already robust sales & trading platform LaBranche’s technology bolsters Cowen’s move into the growth area of electronic trading – an important strategic focus for Cowen Cowen expects to utilize LaBranche’s proprietary IT and trading systems technology for its existing equity and derivatives sales and trading businesses The combination pairs LaBranche’s technology with Cowen’s fundamental research product and distribution network in a way that is expected to make both platforms more profitable Continued Growth of Capital Markets Footprint Expands Cowen’s capital markets activities in Asia by leveraging LaBranche’s licenses and Hong Kong exchange membership Provides increased access to high growth Chinese economy, building on Cowen’s active financing business to China-domiciled companies, following acquisition of China-based Latitude in 2008 Long Track Record of Investing the Firm’s Capital Profitably The pro forma combined stockholders’ equity of the combined entity is expected to be ~$650 million A significant portion of LaBranche’s excess capital base will be invested by Ramius professionals similar to Cowen’s capital base and we expect to earn risk-adjusted returns in excess of LaBranche’s current returns LaBranche’s excess capital can also be deployed by Cowen to generate attractive risk-adjusted returns via strategic and opportunistic investments in new businesses and professionals across the organization Strong Platform for Future Growth Diversified business with unique and complementary product offering able to service the needs of corporate and institutional clients Well-capitalized with ability to respond to industry developments, address evolving client needs and pursue strategic acquisitions Results-oriented senior management team with significant industry experience and strong relationships CONFIDENTIAL 2

CONFIDENTIAL About the Company 3

 Alternative Investments Alternative Solutions Real Estate Cowen Healthcare Royalty Partners Firm Capital ~ $450 million in equity at 12/31/10 Significant portion is invested alongside Ramius investment management clients Since 1999, Ramius has generated a gross compounded annualized return on its proprietary equity capital (ROE) of 17.1% versus the S&P 500 return of 2.0%** Research-driven, growth-oriented investment bank with full suite of advisory and capital markets execution capabilities and equity and fixed income sales across strategic industry verticals in the U.S. and China Healthcare Technology Industrials Alternative Energy Consumer Real Estate Company Overview * As of April 1, 2011 ** Returns as of 12/31/10. Past performance is not necessarily indicative of future results. Cowen Group is a client-oriented investment firm that utilizes its capital base like a merchant bank to facilitate the growth of its alternative investment management, investment banking, capital markets, sales and trading and research businesses. $9.7 Billion* alternative investment manager focused on providing clients with access to differentiated public market and private investment strategies Cowen has history of successfully investing firm capital to achieve superior risk-adjusted returns and to drive the growth of its operating businesses CONFIDENTIAL 4

 Company Strengths Research-driven investment bank positioned for success following an operating turnaround Focused on the underserved needs of emerging-growth clients in the United States and China Alternative investment management platform poised to benefit from continued growth in investor allocations to non-traditional investment strategies Tangible book value of $5.42/share at 12/31/10 with invested balance sheet expected to drive returns as a merchant bank in its investment portfolios and operating businesses Experienced senior management comprises Wall Street veterans Peter Cohen, Jeff Solomon, Tom Strauss, Morgan Stark, John O’Donoghue and Barry Tarasoff Results-oriented with 20+ years of experience managing and growing businesses and with unparalleled international experience Own a significant stake in the business, aligned with shareholders, with focus on long-term value creation CONFIDENTIAL 5

 Significant Progress at Cowen and Company Since Merger with Ramius Invested in new business initiatives to increase product capabilities of capital markets team Established a debt capital markets group and developed convertible origination and distribution capability, while increasing and re-focusing presence in PIPE and Registered Direct market Focus on China as part of ongoing effort to expand Asia-based platform Senior management is spending significant time broadening and developing relationships Recently hired Ken Lieberthal, Senior Fellow at Brookings Institution, to advise on China strategy; added new head of capital markets in China 25 senior professionals across multiple offices in China (Hong Kong, Beijing, Shanghai) 2010 - completed 12 transactions emanating out of China; completed six transactions in 4Q10 Re-fitted investment banking group by recruiting strong producers in focused sectors and eliminating under-performers 4Q10 - Closed three private transactions, the most for any quarter in 2010 1/11 – Cowen acted as sole agent for Smith & Wesson, a long-established equity client of the firm, on the private exchange of its convertible notes 2/11- Cowen completed its first convertible origination transaction on Savient Pharmaceuticals’ $200MM convertible senior notes offering 3/11 - Joint-bookrunner on Exelixis’ $190 million follow-on offering Investment banking backlog (both mandated and non-mandated / “shadow”) is robust; Cowen gaining share in its lead underwriting business CONFIDENTIAL 6

COWEN AND COMPANY
COWEN GROUP

Public Equity Underwriting (IPOs & Follow-Ons) – Showing Progress

Analysis includes transactions in Cowen and Company's core sectors only

2009			
Firm (Mid / Small Banks)	**#**	**Mkt Share**	**Fees**
1. Piper Jaffray	35	18.9%	$ 53.8
2. Jefferies	23	12.4%	38.2
3. Oppenheimer & Co.	22	11.9%	32.4
4. Lazard	20	10.8%	17.3
4. Stifel Nicolaus Weisel	20	10.8%	16.2
6. Cowen and Company	**15**	**8.1%**	**12.6**
7. Canaccord	13	7.0%	23.8
7. Roth	13	7.0%	30.1
9. Needham	11	5.9%	5.7
9. William Blair	11	5.9%	21.3
11. Baird	10	5.4%	13.5
12. JMP Securities	9	4.9%	3.7
13. Leerink	8	4.3%	11.6
14. Rodman & Renshaw	6	3.2%	9.0
15. Merriman	5	2.7%	1.5
16. Raymond James	4	2.2%	3.0
17. Keefe Bruyette & Woods	3	1.6%	2.8
18. Gleacher	1	0.5%	0.1
Total Deals in Cowen Sectors	**185**		

2010			
Firm (Mid / Small Banks)	**#**	**Mkt Share**	**Fees**
1. Piper Jaffray	47	19.1%	$ 67.7
2. Jefferies	43	17.5%	83.7
2. Stifel Nicolaus Weisel	43	17.5%	39.7
4. Canaccord	36	14.6%	23.3
5. William Blair	31	12.6%	31.4
6. Oppenheimer & Co.	29	11.8%	24.4
7. Cowen and Company	**28**	**11.4%**	**18.0**
8. Needham	28	11.4%	17.9
8. Roth	28	11.4%	34.3
10. Lazard	22	8.9%	21.6
11. Baird	17	6.9%	21.4
12. JMP Securities	16	6.5%	8.3
13. Rodman & Renshaw	14	5.7%	7.7
14. Leerink	13	5.3%	15.0
15. Merriman	7	2.8%	5.5
16. Raymond James	6	2.4%	4.0
17. Gleacher	3	1.2%	0.4
18. Keefe Bruyette & Woods	1	0.4%	0.5
Total Deals in Cowen Sectors	**246**		

2011 YTD			
Firm (Mid / Small Banks)	**#**	**Mkt Share**	**Fees**
1. Jefferies	15	23.8%	$ 32.8
2. Piper Jaffray	12	19.0%	16.4
3. Cowen and Company	**9**	**14.3%**	**10.1**
3. JMP Securities	9	14.3%	4.5
3. Lazard	9	14.3%	10.0
3. Oppenheimer & Co.	9	14.3%	3.5
7. Canaccord	8	12.7%	5.8
7. Needham	8	12.7%	5.2
7. William Blair	8	12.7%	5.1
10. Leerink	7	11.1%	7.8
11. Baird	6	9.5%	3.3
11. Stifel Nicolaus Weisel	6	9.5%	5.3
13. Merriman	4	6.3%	1.5
13. Roth	4	6.3%	2.7
15. Rodman & Renshaw	3	4.8%	2.5
16. Raymond James	2	3.2%	0.8
17. Gleacher	1	1.6%	0.5
18. Keefe Bruyette & Woods	0	0.0%	-
Total Deals in Cowen Sectors	**63**		

Source: ECM Analytics.
Note: Excludes issuers above $5bn in market cap and transactions below $10m in proceeds. Includes Wall-Cross Follow-On transactions.
Note: 2011 data as of March 25, 2011.

CONFIDENTIAL
7

 Sales & Trading Top-ranked equity sales & trading organization working closely with Research to provide superior aftermarket support Expanding product offerings, including building on existing electronic platform to attract new accounts and gain share among existing client base Electronic Products Group New team will offer two main products: managed account utility targeting wrap accounts and option routing business for retail option flow Electronic Market Making (Equities) Focus on executing retail equity flow business from high volume retail organizations LaBranche acquisition expected to speed time to market with a developed technology Recently established Fixed Income Distribution CONFIDENTIAL Aftermarket Support All Cowen-Managed IPOs and Follow-ons Average Trading Ranking 2005–2011 YTD Source: Autex and Bloomberg as of April 2011. Trading rank from two days post offering to six months and one year post offering. 8 1.4 2.0 6.1 1.5 2.9 6.3 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 Sole Bookrunner Joint Bookrunner Co-Lead & Co-Managed 6-Months 12-Months (Average Rank) # of Trans. 14 18 137

COWEN AND COMPANY

COWEN GROUP

Sales & Trading Market Share

Trading of All U.S. Equities (Excluding Bulletin Board)

2010

#	Firm	Volume (millions)	Market Share %	Est. # of Current Research Analysts (U.S. Equities)*	Volume per Analyst (millions)
	Mid-Sized / Small Banks:				
1.	Jefferies	18,637	1.41%	57	327
2.	Stifel Nicolaus	9,281	0.70%	83	112
3.	Cowen	7,316	0.55%	28	261
4.	Oppenheimer	5,838	0.44%	28	209
5.	Piper Jaffray	1,463	0.11%	38	39
6.	Baird	1,302	0.10%	38	34
7.	Raymond James	1,296	0.10%	37	35
8.	KBW	1,257	0.10%	38	33
9.	William Blair	1,048	0.08%	28	37
10.	Lazard	914	0.07%	21	44
11.	Leerink	816	0.06%	10	82
12.	JMP Securities	735	0.06%	24	31
13.	Needham & Company	420	0.03%	22	19
14.	Merriman	216	0.02%	7	31
15.	Roth	199	0.02%	16	12
16.	Gleacher	178	0.01%	17	10
17.	Rodman	55	0.00%	14	4

2009

#	Firm	Volume (millions)	Market Share %	Est. # of Current Research Analysts (U.S. Equities)*	Volume per Analyst (millions)
	Mid-Sized / Small Banks:				
1.	Jefferies	18,637	1.41%	57	327
2.	Stifel Nicolaus	15,586	1.24%	83	188
3.	Cowen	6,610	0.53%	28	236
4.	Oppenheimer	5,866	0.47%	28	210
5.	Baird	4,676	0.37%	38	123
6.	Piper Jaffray	4,445	0.35%	38	117
7.	Raymond James	3,508	0.28%	37	95
8.	KBW	3,009	0.24%	38	79
9.	William Blair	2,136	0.17%	28	76
10.	Leerink	1,895	0.15%	10	189
11.	JMP Securities	1,506	0.12%	24	63
12.	Lazard	1,256	0.10%	21	60
13.	Needham & Company	845	0.07%	22	38
14.	Merriman	343	0.03%	7	49
15.	Roth	321	0.03%	16	20
16.	Rodman	67	0.01%	14	5
17.	Gleacher	N/A	N/A	17	N/A

Source: Bloomberg. Volume shown includes: Active Domestic Common Stock, ADR's, REIT's, Warrent's and Right's traded on the NYSE and NASDAQ GS, GM & CM securities excluding Pink Sheets and OTCBBs.

* Estimated number of research analysts based on company websites. Analyst count excludes research analysts that are solely dedicated to non-U.S. equity.

CONFIDENTIAL

9

COWEN
AND COMPANY

COWEN
GROUP

Research Group: Footprint

Our primary focus is on growth industry verticals and we closely follow over 400 companies.

Aerospace & Defense



Aerospace & Defense: Cai von Rumohr

Alternative Energy



Alternative Energy: Robert Stone

Financial Institutions



REITs: James Sullivan

Technology



Computer/Business Services: Moshe Katri
Alternative Energy & Electronic Equipment: Robert Stone
Internet & New Media: Jim Friedland
Semiconductor Equipment: Raj Seth
Semiconductors: John Barton & Raj Seth
Software: Peter Goldmacher & Gregg Moskowitz

Healthcare



Biotechnology: Phil Nadeau, Edward Nash, Eric Schmidt & Simos Simeonidis
Health Care Services: Christine Arnold
Medical Supplies & Devices: Doug Schenkel
Pharmaceuticals: Ken Cacciatore, Ian Sanderson & Steve Scala
Health Care Technology & Distribution: Charles Ryhee
China Healthcare: Katherine Lu

Consumer



Food: Colin Guheen
Restaurants: Paul Westra & Colin Guheen
Retail – Specialty: Laura Champine & John Kernan
China Consumer: Chenyi Lu

Telecommunications



Telecom & Data Services: Colby Synesael
Wireless Equipment: Matthew Hoffman

Media & Entertainment



Media & Entertainment: Doug Creutz

CONFIDENTIAL

10

 Research Group Created the Cowen Emerging Company Research product to cover underserved companies with a market cap <$250 million with a focus on the Health Care sector Supports pledge to provide research coverage to all companies for which Cowen raises capital Recent hires in Health Care research focusing on emerging Health Care companies Two new analysts will cover approximately 40 micro cap/small cap Health Care companies One new analyst to cover Health Care information technology (HCIT), one of the fastest growing sectors in the Health Care platform New China-based Health Care analyst Remain very focused on recruiting China-based senior analysts covering the Technology and general industrial sectors CONFIDENTIAL 11

 CONFIDENTIAL Alternative Investment Management Overview Ramius has approximately $9.7 billion* of assets under management across a predominantly institutional client base Investment platform built across a strategic range of asset classes and investment strategies Extensive experience and track record in public and private market investing, and proven ability to identify talented investment professionals Fully integrated, institutional quality operational and technological infrastructure with over 100 dedicated staff Ability to attract talented asset managers based on quality and stability of infrastructure and distribution network Cowen Group invests much of its firm capital alongside Ramius clients Ramius’ suite of products is generating strong interest and it has a solid pipeline * As of April 1, 2011 A Unique Alternative Investment Management Business Meeting the Diverse Needs of Sophisticated Investors 12

RAMIUS

COWEN GROUP

Successfully Adapted To Market Changes And Investor Needs

- Ramius reorganized platform
  - Re-focused the product and service offerings to meet client demand
    - Launched Ramius Trading Strategies - managed account fund of funds platform focusing on managed futures/global macro
    - Healthcare Royalty Partners launched its second fund
    - Launched Ramius Dynamic Replication Fund, Cowen's first mutual fund product, focusing on hedge fund replication
    - Ramius Alternative Solutions winning significant mandates to provide comprehensive portfolio solutions to sophisticated institutions on a global basis
    - Global long/short credit strategy passes $250 million and 18 months of track record
    - Recently spun off US small cap value strategy fund to be managed by Starboard Value LP while maintaining significant minority interest and proprietary investment in the fund
  - Unified marketing effort across funds
- Actions taken to align with client needs has resulted in increased net cash inflows
  - AUM increased by ~$1.2 billion in 2010 to ~$9.0 billion at January 1, 2011
  - AUM increased to ~$9.7 billion at April 1, 2011

CONFIDENTIAL 13

RAMIUS

COWEN GROUP

Alternative Investment Management Overview

RAMIUS LLC

$9.7 Billion in Assets Under Management[1,2]

ALTERNATIVE INVESTMENTS $1.4 Billion

- Global Long/Short Credit
- US Small Cap Value Creation: middle market activist equity strategy[3]

ALTERNATIVE SOLUTIONS $3.2 Billion

- Custom Investment Solutions
- Custom Hedging Solutions
- Hedged Fund Replication
- RTS (Managed Account, Managed Futures/global Macro FOF Platform)
- Custom and Commingled Fund of Funds

REAL ESTATE $1.6 Billion

- Real Estate Debt Funds
- Real Estate Equity Funds

HEALTHCARE ROYALTY PARTNERS[4] $1.0 Billion

- Healthcare Royalty Partners: purchase of royalties, structured debt and equity investments of healthcare companies

CASH & SHORT-TERM FIXED INCOME MANAGEMENT $2.5 Billion

Invested Firm Capital (~$400 Million)

- Utilizes a broad range of strategies on a global basis
- Co-investment along side Ramius Funds

1. All assets under management as of April 1, 2011 including Ramius and related entities. Note that the strategies listed in each box above are not a comprehensive list of all strategies.
2. All data is presented net of any cross-investment.
3. The US Small Cap Value Creation strategy has been spun off for strategic purposes as of April 1, 2011 to Starboard Value LP, however, Cowen continues to own a significant minority interest.
4. Healthcare Royalty Partners is affiliated with Cowen and Company LLC.

CONFIDENTIAL

14

 Global Hedge Fund Assets Under Management - Poised For Growth Source of graph data: Casey Quirk, The Bank of New York Mellon, Barclays Per Deutsche Bank 2011 Alternative Investment Survey, investors expect to reduce cash positions significantly in 2011 while expecting inflows into hedge funds to be 4X the amount seen in 2010. The hedge fund industry is expected to reach its all-time high of $2.25 trillion by end of 2011. CONFIDENTIAL 15 $2,600 0 500 1,000 1,500 2,000 2,500 3,000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 Est'd 2013 ($ in billions) $1,700

 Investment Portfolio has Over $400 Million in Equity CONFIDENTIAL At year-end 2010, Cowen’s balance sheet included ~$450 million in equity Since the firm began investing its own capital in 1999, Ramius has generated a gross compounded annualized return on its proprietary equity capital (ROE) of 17.1%** versus the S&P 500 return of 2.0%** over the same period Significant portion of equity is invested by the firm’s professionals across diverse array of liquid and private investment strategies - much of that alongside alternative investment management business clients Investment strategies include various trading strategies (e.g., macro trading, credit trading, event driven, convertible arbitrage) (55%*); merchant banking strategies (e.g., PIPEs, private investments, healthcare royalties) (36%*) and real estate strategies (8%*) LaBranche’s excess capital base will be deployed by Cowen to generate attractive risk-adjusted returns, to seed new business strategies, and to opportunistically invest in additional professionals across the organization * Percentage allocations of equity as of 3/31/11. Allocations are subject to change. ** Return results as of 12/31/10. Past performance is not necessarily indicative of future results. The 17.1% return represents a gross calculation on a CAGR method. In the Company's preliminary proxy statement filed on March 31, 2011, reference was made to Cowen's 12.8% historical average annual return on proprietary capital since 1999. This return was calculated on a net basis assuming that the capital had been invested in a 2/20 hedge fund with applicable expenses with respect to invested assets. 16

 Historical Returns on Invested Proprietary Capital vs. S&P 500 Beginning in 1999, Ramius has generated a gross compounded annualized return on its proprietary equity capital (ROE) of 17.1%* versus the S&P 500 return of 2.0%**. CONFIDENTIAL * The 17.1% return represents a gross calculation on a CAGR method. In the Company's preliminary proxy statement filed on March 31, 2011, reference was made to Cowen's 12.8% historical average annual return on proprietary capital since 1999. This return was calculated on a net basis assuming that the capital had been invested in a 2/20 hedge fund with applicable expenses with respect to invested assets. * * Return results as of 12/31/10. Past performance is not necessarily indicative of future results. 17 564% 493% 454% 626% 442% 355% 288% 226% 156% 104% 28% 77% 27% 10% (13%) 38% 31% 13% 8% (3%) 21% (24%) (3%) 10% (100%) 0% 100% 200% 300% 400% 500% 600% 700% 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 Ramius S&P 500 (Aggregate % Return since Inception)

CONFIDENTIAL About the Company 18

 Company Overview A public company traded on NYSE (ticker LAB) LaBranche was established in 1924 as one of NYSE’s first specialist institutions; expanded over 85 years to cover a global suite of financial products LaBranche is based in New York with satellite offices in London and Hong Kong Recently sold NYSE specialist business to focus on three core product groups: Global exchange-traded funds (ETFs) Foreign exchange (FX) derivatives Listed equity options LaBranche has made significant investments in its proprietary software platform: Trading and order management systems (OMS) Portfolio risk management platform Pricing and analytical tools Electronic market-making algorithms Firmwide management information and reporting systems CONFIDENTIAL 19

 Company Overview (Cont’d) Market Making Activities LABRANCHE (NYSE: LAB) Proprietary Technology CONFIDENTIAL Additional Opportunities Global ETF platform With professionals in New York, London and Hong Kong, LaBranche provides global coverage and liquidity in a comprehensive set of ETF products world-wide FX option market making Similarly, with professionals in New York and London, LaBranche provides liquidity in a diverse range of FX products to financial institutions world-wide Listed options Internally-developed risk management platform ETF and FX analytical tools Proprietary Order Management System (OMS) International Securities Exchange market making algorithm Over $25 million invested in technology development Hong Kong exchange membership, which will allow Cowen to underwrite HK-listed offerings Senior expertise Michael LaBranche and Chip Burke will join Cowen Michael LaBranche and Wendy Dietze to join Cowen’s Board of Directors Strong balance sheet includes net liquid assets of approximately $200 million as of December 31, 2010 20

CONFIDENTIAL About the Merger 21

 We Believe the Cowen/LaBranche Combination Will Improve Shareholder Value for Combined Company Creates a larger, more robust sales & trading platform positioned for growth Increases capital base to generate attractive risk-adjusted returns Increases capital markets footprint in China Realize certain cost synergies CONFIDENTIAL 22

 Merger Impact: Increase Cowen’s Capital Markets Footprint in China CONFIDENTIAL The LaBranche acquisition will allow Cowen to further expand its increasing footprint and execution capabilities in Asia by leveraging LaBranche’s licenses which includes a membership on the Hong Kong Exchange Cowen has been increasingly active in providing financings to China-domiciled companies since its acquisition of China-based Latitude in 2008 Each of the 2010 and 2009 capital raises below were executed on American exchanges The Hong Kong Exchange license will allow Cowen to provide China-domiciled clients broader market access 2010 China Transactions 2009 China Transactions $52 million $161 million $100 million $313 million $88 million $5 million $95 million $79 million $148 million $85 million $40 million $22 million $29 million $21 million $25 million $69 million $120 million Initial Public Offering Joint Bookrunner December 2010 Follow-On Offering Co-Manager December 2010 Initial Public Offering Co-Manager December 2010 Initial Public Offering Co-Manager December 2010 Initial Public Offering Sole Bookrunner November 2010 PIPE Exclusive Placement Agent October 2010 Initial Public Offering Co-Manager September 2010 Initial Public Offering Co-Manager August 2010 Initial Public Offering Co-Manager July 2010 Initial Public Offering Co-Manager June 2010 Initial Public Offering Co-Manager November 2010 Private Placement Exclusive Placement Agent February 2010 Follow-On Offering Co-Manager October 2009 Registered Direct Exclusive Placement Agent October 2009 Private Placement Exclusive Placement Agent October 2009 Follow-On Offering Co-Manager July 2009 Follow-On Offering Co-Manager July 2009 Lead Managed Transaction 23

CONFIDENTIAL Appendix 24

COWEN GROUP

Cowen Group, Inc. Financial Highlights
4Q 2010 vs 4Q 2009: Pro Forma Economic Income[(1)]

- In 4Q10, Cowen Group, Inc. achieved its first profitable quarter since the merger in 2009

	Three Months Ended December 31,		
	2010	**2009**	**% Inc/Dec**
Revenues			
Investment banking	$ 15,823	$ 15,715	1%
Brokerage	26,828	30,979	(13)
Management fees	15,119	14,044	8
Incentive income	6,299	989	537
Investment income	36,776	5,260	599
Other revenue	157	2,883	(95)
Total revenues	**101,002**	**69,870**	45%
Expenses			
Employee compensation and benefits	62,779	57,298	10%
Interest and dividends	312	447	(30)
Fixed non-compensation expenses	20,159	29,267	(31)
Variable non-compensation expenses	11,628	6,991	66
Reimbursement from affiliates	(2,053)	(2,730)	(25)
Total expenses	**92,825**	**91,273**	2
Net economic income (loss) before non-controlling Interests	**8,177**	**(21,403)**	NA
Non-controlling interests	(1,759)	342	NA
Pro forma economic income (loss)	**$ 6,418**	**$ (21,061)**	NA
Pro Forma Economic Income (Loss) Excluding Certain Non-cash Items			
Pro forma economic income (loss)	$ 6,418	$ (21,061)	NA
Exclusion of depreciation and amortization expense	4,447	2,429	83%
Exclusion of share-based and other non-cash deferred compensation expense	1,548	3,771	(59)
Exclusion of real estate related incentive fee loss	397	694	(43)
Pro Forma Economic Income (Loss) Excluding Certain Non-cash Items	**$12,810**	**$ (14,167)**	NA

(1) Pro forma economic income/(loss) and pro forma economic income/(loss) excluding certain non-cash items are non-GAAP measures. The Company believes that these non-GAAP measures, viewed in addition to and not in lieu of the Company's reported GAAP results, provide useful information to investors regarding its performance and overall results of operations. These metrics are an integral part of the Company's internal reporting to measure the performance of its business and the overall effectiveness of senior management. Pro forma economic income/(Loss) represents the combined fourth quarter results for both legacy Ramius and Cowen in 2009. Reconciliations to comparable GAAP measures are available in the Company's Fourth Quarter Earnings Release which has been filed on Form 8-K with the Securities Exchange Commission on March 4, 2011. The non-GAAP measures presented herein may not be comparable to similarly titled measures presented by other companies, and are not identical to corresponding measures used in our various agreements or public filings.

CONFIDENTIAL 25